

May 20, 2013

<u>Via E-Mail</u>
Frank R. Martire
Chairman of the Board and Chief Executive Officer
Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

> **Re: Fidelity National Information Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 001-16427**

Dear Mr. Martire:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Consolidated Balance Sheets, page 44</u>

1. Please explain and disclose in further detail what is meant by your disclosure on pages 37 and 49 that the majority of your domestic cash and cash equivalents are not available for general corporate purposes due to the timing of settlement activity. Please also tell us and disclose whether these amounts are legally restricted as well as why these amounts represent cash and cash equivalents as opposed to restricted cash that should be presented as a separate line item on the face of the consolidated balance sheets. Refer to paragraph (1) of Rule 5-02 of Regulation S-X. If the amounts are not restricted, tell us what

consideration was given to disclosing in a footnote the amounts at each balance sheet date that are not available for general corporate purposes.

Note 2. Summary of Significant Accounting Policies, page 49

(e) Trade Receivables, page 51

2. Please explain to us and separately disclose what the amounts recorded within the settlement deposits, settlement receivables and settlement payables line items consist of as well as your related accounting policies. As you disclose within the cash and cash equivalents accounting policy on page 49 that certain amounts included within cash and cash equivalents relate to settlement activity, please include in your disclosure the interaction of these settlement related line items and cash and cash equivalents.

Note 18. Supplemental Guarantor Financial Information, page 75

3. You disclose on page 65 and 66 that certain of your debt obligations are guaranteed by particular subsidiaries and we note that multiple subsidiaries included within Exhibit 21.1 are less than 100% owned. Please note a subsidiary guarantor only qualifies for relief under paragraph (f) of Rule 3-10 of Regulation S-X if it is 100% owned, as defined within paragraph (h)(1) of Rule 3-10 of Regulation S-X. Please revise your disclosure to state, if true, that the guarantor subsidiaries are 100% owned by you or advise us of the basis of your presentation.

    Additionally, please tell us and disclose whether the guarantees by certain of your subsidiaries as discussed on pages 65 and 66 are joint and several, as well as full and unconditional. Any significant restrictions on the ability of you to obtain funds from your subsidiaries by dividend or loan should also be disclosed. Refer to Rule 3-10(i) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief